# SEC EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **8-K** |
| **Exchange** | **NYSE** |
| **Sub Filer Id** | **0000720005** |
| **Sub Filer Ccc** | **sjm2a$jw** |
| **Item Ids** | **7.01** |
| | **8.01** |
| | **9.01** |
| **Reporting Period** | **09-15-2005** |
| **Global Enclosed File Count** | **5** |
| **Internet Address** | **nancy.rice@raymondjames.com** |
| | **doug.krueger@raymondjames.com** |

## Documents

| | |
|---|---|
| **8-K** | **k809092005.htm** |
| | **Raymond James Financial 8-K** |
| **ex-99.1** | **pressrelease09192005.htm** |
| | **Exhibit 99.1** |
| **EX-99.2** | **ex99_2.htm** |
| | **Exhibit 99.2** |
| **GRAPHIC** | **logo.jpg** |
| | **RJF Logo** |
| **8-K** | **submission.pdf** |
| | **8-K Sept 19_2005** |

## Module and Segment References

## SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>8.01</value>
    </field>
    <field sid="SubItem_itemId_2">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>09-15-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>5</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k809092005.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Raymond James Financial 8-K</value>
    </field>
    <data sid="data1">
      <filename>k809092005.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>pressrelease09192005.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>ex-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Exhibit 99.1</value>
    </field>
    <data sid="data2">
      <filename>pressrelease09192005.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>ex99_2.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
```

```xml
        <value>EX-99.2</value>
      </combobox>
      <field sid="SubDocument_description_3">
        <value>Exhibit 99.2</value>
      </field>
      <data sid="data3">
        <filename>ex99_2.htm</filename>
        <mimedata>
        </mimedata>
      </data>
      <field sid="SubDocument_conformedName_4">
        <value>logo.jpg</value>
      </field>
      <combobox sid="SubDocument_conformedDocumentType_4">
        <value>GRAPHIC</value>
      </combobox>
      <field sid="SubDocument_description_4">
        <value>RJF Logo</value>
      </field>
      <data sid="data4">
        <filename>logo.jpg</filename>
        <mimedata>
        </mimedata>
      </data>
      <field sid="SubDocument_conformedName_5">
        <value>submission.pdf</value>
      </field>
      <combobox sid="SubDocument_conformedDocumentType_5">
        <value>8-K</value>
      </combobox>
      <field sid="SubDocument_description_5">
        <value>8-K Sept 19_2005</value>
      </field>
      <data sid="data5">
        <filename>submission.pdf</filename>
        <mimedata>
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>doug.krueger@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
</XFDL>
```

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section l3 and l5(d) of the**
**Securities Exchange Act of l934**

**September 15, 2005**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| | |
|---|---|
| **1-9109** | **59-1517485** |
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33702**
(Address of Principal Executive Offices) (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

On September 19, 2005, Raymond James Financial, Inc. issued a press release disclosing operating data for the four-week period ended August 31, 2005. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

**Item 8.01 Other**

On September 15, 2005 Raymond James Financial Services, Inc., a subsidiary of Raymond James Financial Inc., issued a press release responding to the conclusion of administrative proceedings.

A copy of the release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

**Item 9.01 Financial Statements and Exhibits**

(c) Exhibits

The following exhibits are filed herewith.

99.1        Press Release dated September 19, 2005.

99.2        Press Release dated September 15, 2005.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: September 19, 2005

By:        /s/ Thomas A. James
Thomas A. James,
Chairman and Chief Executive Officer

By:        /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 99.1

# RAYMOND JAMES®

Release No. 0905-05
FOR IMMEDIATE RELEASE
September 19, 2005

RAYMOND JAMES FINANCIAL, INC.
REPORTS AUGUST 2005 OPERATING DATA

      ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

      "August activity was up marginally as investors are still exhibiting conservative investing practices,"explained Chairman and CEO Thomas A. James. "On the other hand, corporate issuers are finding it attractive to raise equity capital and there is more than enough demand to absorb the new issues."

      Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,800 financial advisors serving 1.3 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $147 billion, of which are approximately $27 billion are managed by the firm's asset management subsidiaries.

      To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are

- more -

Release No. 0905-05              RAYMOND JAMES FINANCIAL, INC.
Page 2
described in Raymond James' 2004 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

|  | August 2005 (4 weeks) | July 2005 (5 weeks) | August 2004 (4 weeks) |
|---|---|---|---|
| Securities commissions/fees [1] | $107.2 mil. | $123.2 mil. | $101.7 mil. |
| Assets under management [2] | $ 27.1 bil. | $ 27.1 bil. | $ 22.0 bil. |
| # of managed/co-managed underwritings [3] | 10 | 7 | 7 |
| Total customer assets under administration | $ 146.7 bil.[4] | $ 147.4 bil.[4] | $107.6 bil. |

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for emerging markets joint ventures.

(2) This is the primary revenue driver for the asset management segment. Just under half of the assets under management are subject to billing quarterly in advance, with the balance billed mainly based on average daily assets.

(3) This is only one of several key revenue sources for the capital markets segment, other key revenue sources include institutional sales commissions and transaction fees.

(4) These figures are periodically adjusted to include certain annuity assets held directly by the insurance companies as such information becomes available.

- 30 -

For more information, please contact Steve Valley at 727-567-2824.
**Please visit the Raymond James Press Center at raymondjames.com/media.**

Exhibit 99.2

# RAYMOND JAMES®

Release No. 0705-01

FOR IMMEDIATE RELEASE

September 15, 2005

RAYMOND JAMES FINANCIAL SERVICES RESPONDS
TO CONCLUSION OF ADMINISTRATIVE PROCEEDING

ST. PETERSBURG, Fla. - Raymond James Financial Services, Inc. (RJFS), member NASD/SIPC, responded to the decision of Chief Administrative Law Judge Brenda Murray issued today in a proceeding instituted by the Securities and Exchange Commission in September 2004. The case involved activity at a single branch office in 2000.

The SEC staff sought up to $31 million in disgorgement and fines; Judge Murray's decision ordered RJFS to disgorge $5,866 and pay a civil penalty of $6.9 million. The decision will not materially impact the firm's financial results.

In denying the SEC's request for a cease and desist order, Judge Murray stated, "I found the several witnesses associated with Raymond James and affiliated companies to be knowledgeable and committed to complying with the applicable statutes and regulations. I conclude, therefore, that the violations shown in this record do not reflect the corporate culture at Raymond James."

The judge also rejected allegations that RJFS violated e-mail retention rules. She ruled that the charges were unfair given the actions of top SEC officials.

"We are pleased that Judge Murray denied the Commission's request to restrict our efforts to actively recruit financial advisors," stated RJFS Chairman and CEO Richard G. Averitt. "Our commitment to continued growth by attracting and retaining professional advisors who meet our own high standards for qualifications and principles has remained resolute."

-more-

Release No. 0705-01
Page 2

Raymond James Financial Services, Inc.

With respect to the civil penalty assessed by Judge Murray, the firm is considering its legal options with counsel prior to determining further action.

"We remain dedicated to objectives shared by our regulators - protecting investors and improving the public's trust and confidence in our industry's ethical practices," Averitt added.

As a matter of course, RJFS continues to invest extensively in human resources and technology to ensure that its systems are consistent with its commitment to the highest professional standards for its financial advisors and a comprehensive structure of compliance and supervisory procedures.

Raymond James Financial Services, Inc. is a national investment firm providing financial services to individuals, corporations and municipalities through more than 3,450 financial advisors in 2,100 offices throughout the United States. For more than 30 years, Raymond James Financial Services has provided a wide range of services through our affiliate, Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. Both broker/dealers are wholly owned subsidiaries of Raymond James Financial, Inc. (NYSE-RJF), a financial services holding company which has more than 4,800 financial advisors serving 1.3 million accounts throughout the United States, Canada and overseas. In addition, total client assets are approximately $147 billion, of which approximately $27 billion are managed by the firm's asset management subsidiaries.

- 30 -

For more information, please contact Tracey Bustamante at 727-567-2824.

**Please visit the Raymond James Press Center at raymondjames.com/media.**